Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2006	2005	2006	2005

Income from continuing operations before income taxes and minority interest	$225,445	$203,452	$659,374	$596,778

Add:
Interest expense	59,525	50,875	171,718	140,260
Portion of rents representative of the interest factor	11,694	13,382	35,143	37,928
Amortization of capitalized interest	243	367	729	1,103

Income as adjusted	$296,907	$268,076	$866,964	$776,069

Fixed charges:
Interest expense	$59,525	$50,875	$171,718	$140,260
Portion of rents representative of the interest factor	11,694	13,382	35,143	37,928
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	5,569	3,620	15,700	10,405

Total fixed charges	$76,788	$67,877	$222,561	$188,593

Ratio of earnings to fixed charges	3.87	3.95	3.90	4.12

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and minority interest as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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